CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,999,991.20	$458.40

PRICING SUPPLEMENT NO. 609 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-177923 Dated August 21, 2012

JPMorgan Chase & Co. Trigger Yield Optimization Notes

$3,999,991.20 Linked to the common stock of Aruba Networks, Inc. due on August 27, 2013

Investment Description
Trigger Yield Optimization Notes are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. ("JPMorgan Chase") (the "Notes") linked to the performance of the common stock of a specific company (the "Underlying Stock"). The issue price of each Note will be equal to the closing price of one share of the Underlying Stock on the Trade Date. On a monthly basis, JPMorgan Chase will pay you a coupon regardless of the performance of the Underlying Stock. At maturity, JPMorgan Chase will either pay you the principal amount per Note or, if the closing price of one share of the Underlying Stock on the Final Valuation Date is below the specified Trigger Price, JPMorgan Chase will deliver to you one share of the Underlying Stock per Note (subject to adjustments in the case of certain corporate events described in the accompanying Trigger Yield Optimization Notes product supplement no. UBS-1-I under "General Terms of Notes — Anti-Dilution Adjustments," in the sole discretion of the calculation agent). Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the Underlying Stock at maturity that are worth significantly less than your principal amount and the credit risk of JPMorgan Chase for all payments under the Notes. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal applies only if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates

❑Income — Regardless of the performance of the Underlying Stock, JPMorgan Chase will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the Underlying Stock at maturity that are worth significantly less than your principal amount and the credit risk of JPMorgan Chase for all payments under the Notes.

❑Contingent Repayment of Principal Amount at Maturity — If the price of the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, JPMorgan Chase will pay you the principal amount per Note at maturity and you will not participate in any appreciation or decline in the value of the Underlying Stock. If the price of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, JPMorgan Chase will deliver to you one share of the Underlying Stock per Note at maturity, which is expected to be worth significantly less than your principal amount and may have no value at all. The contingent repayment of principal applies only if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

	Trade Date	August 21, 2012
	Settlement Date	August 24, 2012
	Final Valuation Date[1]	August 21, 2013
	Maturity Date[1]	August 27, 2013
	[1]	Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of the Final Valuation Date" in the accompanying product supplement no. UBS-1-I

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-6 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-1-I BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering
We are offering Trigger Yield Optimization Notes linked to the common stock of Aruba Networks, Inc. The Notes will be issued in minimum denominations equal to the Principal Amount and multiples thereof.

Underlying Stock	Coupon Rate	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Aruba Networks, Inc.	15.25% per annum	$17.34	$11.27, which is 65% of Initial Price	48124B402	US48124B4023

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-1-i dated November 21, 2011 and this pricing supplement. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-1-I, will supersede the terms set forth in product supplement no. UBS-1-I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-1-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes Linked to	Total	Per Note*	Total	Per Note**	Total	Per Note***
Common stock of Aruba Networks, Inc.	$3,999,991.20	$17.34	$79,998.82	$0.3468	$3,919,991.38	$16.9932
*	Dollar value is equal to 100.00% of the Initial Price.
**	Dollar value is equal to 2.00% of the Initial Price.
***	Dollar value is equal to 98.00% of the Initial Price, which reflects the deduction of the total fees and commissions from the price to public.
(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-17 of the accompanying product supplement no. UBS-1-I and "Supplemental Underwriting Information (Conflicts of Interest)" in this pricing supplement.
(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of 2.00% of the principal amount per Note. In no event will the commission received by UBS exceed 2.00% of the principal amount per Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-1-I dated November 21, 2011. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated August 21, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-1-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product supplement no. UBS-1-I dated November 21, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007734/e46113_424b2.pdf
♦	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
♦	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this pricing supplement, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦You believe the Final Price of the Underlying Stock is not likely to be below the Trigger Price and, if it is, you can tolerate receiving shares of the Underlying Stock at maturity worth less than your principal amount or that may have no value at all.

♦You understand and accept that you will not participate in any appreciation in the price of the Underlying Stock and that your return at maturity is limited to the coupons paid on the Notes.

♦You are willing to accept the risks of owning equities in general and the Underlying Stock in particular.

♦You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦You are willing to invest in the Notes based on the per annum Coupon Rate of 15.25%.

♦You are willing and able to hold the Notes to maturity, a term of approximately 12 months.

♦You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS") is willing to trade the Notes.

♦You are willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

♦You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦You require an investment designed to provide a full return of principal at maturity.

♦You are not willing to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦You believe the Final Price of the Underlying Stock is likely to be below the Trigger Price, which could result in a total loss of your initial investment.

♦You cannot tolerate receiving shares of the Underlying Stock at maturity worth less than your principal amount or that may have no value at all.

♦You seek an investment that participates in the full appreciation in the price of the Underlying Stock or that has unlimited return potential.

♦You are not willing to accept the risks of owning equities in general and the Underlying Stock in particular.

♦You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦You are not willing to invest in the Notes based on the per annum Coupon Rate of 15.25%.

♦You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, and seek an investment for which there will be an active secondary market.

♦You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-1-I for risks related to an investment in the Notes.

Final Terms
Issuer:	JPMorgan Chase & Co.
Issue Price per Note:	Equal to 100% of the principal amount per Note
Principal Amount per Note:	Equal to the Initial Price (as defined below) of the Underlying Stock
Underlying Stock:	Common stock of Aruba Networks, Inc.
Term:	Approximately 12 months. The Notes priced on August 21, 2012 and are expected to settle on or about August 24, 2012.
Coupon Payment:	Coupons paid in arrears in twelve equal monthly installments based on the Coupon Rate, regardless of the performance of the Underlying Stock. The Coupon Rate is 15.25% per annum.
1st Installment through 12th Installment:	1.2708% (or $0.2204)
Trigger Price:	$11.27, which is 65% of the Initial Price
Payment at Maturity (per Note)(1):

If the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, at maturity we will pay you an amount in cash equal to your principal amount plus accrued and unpaid interest.

If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, at maturity we will deliver to you one share of the Underlying Stock (subject to adjustments) for each Note you own plus accrued and unpaid interest. Shares received are expected to be worth significantly less than your principal amount and may be worthless.

Share Delivery Amount(1):	One share of the Underlying Stock, subject to adjustments upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-1-I.
Initial Price:	$17.34, which is the closing price of one share of the Underlying Stock on the Trade Date
Final Price:	The closing price of one share of the Underlying Stock on the Final Valuation Date
(1)	If the calculation agent adjusts the number of shares of the Underlying Stock due to be delivered to you for certain corporate events affecting the Underlying Stock, we will pay cash in lieu of delivering any fractional shares of the Underlying Stock in an amount equal to that fraction multiplied by the closing price of one share of the Underlying Stock on the Final Valuation Date.

Investment Timeline

Trade Date:

The closing price of one share of the Underlying Stock (Initial Price) is observed, the Trigger Price is determined and the Coupon Rate is set.

The issue price per Note is set equal to the price of the Underlying Stock.

Monthly (including at maturity):	We pay the coupon.

Maturity Date:

The Final Price is determined on the Final Valuation Date.

If the Final Price of the Underlying Stock is not below the Trigger Price, we will pay you an amount in cash equal to your principal amount.

If the Final Price of the Underlying Stock is below the Trigger Price, we will deliver to you one share of the Underlying Stock for each Note you own.(1)

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR THAT MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Coupon Payment Dates

Coupons will be payable in arrears in twelve equal monthly installments on the Coupon Payment Dates listed below:

September 24, 2012	March 25, 2013
October 24, 2012	April 24, 2013
November 26, 2012	May 24, 2013
December 24, 2012	June 24, 2013
January 24, 2013	July 24, 2013
February 25, 2013	August 27, 2013

Any payment on your Notes that would otherwise be due on a Coupon Payment Date that is not a business day will instead be payable on the next day that is a business day, with the same effect as if paid on the original due date.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-1-I. Subject to the discussion in that section, and based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as units each comprising a Put Option and a debt component for U.S. federal income tax purposes. Of each Coupon Payment for each Note offering, we have allocated as interest on the debt component and as Put Premium the following amounts:

Underlying Stock	Coupon Rate per Annum	Interest on Debt Component per Annum	Put Premium Component per Annum
Common stock of Aruba Networks, Inc.	15.25%	0.74%	14.51%

By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with the treatment and allocation as described above. We will follow this approach in determining our information reporting responsibilities, if any. Assuming the treatment and allocation described above are respected, (a) interest on the debt component will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, and (b) assuming that you are an initial investor in the Notes purchasing the Notes at the Initial Price for cash, (i) if at maturity the Notes are settled in cash, you will recognize short-term capital gain in an amount equal to the total Put Premium received, and (ii) if at maturity you receive the Underlying Stock, you generally will not recognize gain or loss with respect to the Put Premium or the Underlying Stock received; instead, the total Put Premium will reduce your basis in the Underlying Stock.

There are, however, other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt for the Notes, in which case the timing and character of your income or loss could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of Notes at the Initial Price should also consult their tax advisers with respect to the tax consequences of an investment in the Notes, including possible alternative treatments, as well as the allocation of the purchase price of the Notes between the debt component and the Put Option.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before investing in the Notes.

Risks Relating to the Notes Generally

♦	Your Investment in the Notes May Result in a Loss — The Notes differ from ordinary debt securities in that we will not necessarily repay the full principal amount of the Notes. We will pay you the principal amount of your Notes in cash only if the Final Price of the Underlying Stock is greater than or equal to the Trigger Price and only at maturity. If the Final Price of the Underlying Stock is below the Trigger Price, we will deliver to you one share of the Underlying Stock at maturity for each Note that you own instead of the principal amount in cash. As a result, you will be fully exposed to any decline in the market price of the Underlying Stock at maturity. If you receive shares of the Underlying Stock at maturity, the value of those shares is expected to be significantly less than the principal amount of the Notes or may have no value at all. Therefore, you could lose some or all of your principal amount.
♦	Credit Risk of JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank pari passu with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the Notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
♦	The Probability That the Final Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Underlying Stock — "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Stock. Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the price of the Underlying Stock could close below the Trigger Price on the Final Valuation Date of the Notes, resulting in the loss of some or all of your investment. In addition, the Coupon Rate is set on the Trade Date and depends in part on this expected volatility. However, a stock's volatility can change significantly over the term of the Notes. The price of the Underlying Stock for your Notes could fall sharply, which could result in a significant loss of principal.
♦	Contingent Repayment of Principal Applies Only If You Hold the Notes to Maturity — If you are able to sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing price of one share of the Underlying Stock is above the Trigger Price. At maturity, we will either repay you the full principal amount per Note or, if the price of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, we will deliver to you one share of the Underlying Stock per Note at maturity, which is expected to be worth significantly less than your principal amount and may have no value at all. This contingent repayment of principal based on whether the Final Price is below the Trigger Price applies only if you hold your Notes to maturity.
♦	Your Return Potential on the Notes Is Expected to Be Limited to the Accrued Coupon Payments, Regardless of Any Appreciation in the Value of the Underlying Stock — Unless the Final Price is less than the Trigger Price, for each Note, you will receive the principal amount at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Underlying Stock, which may be significant. If the Final Price is less than the Trigger Price, we will deliver to you shares of the Underlying Stock at maturity that will be worth less than the Trigger Price as of the Final Valuation Date and are unlikely to be worth more than the principal amount as of the maturity date. Therefore, any positive return on the Notes is expected to be limited to the coupons paid on the Notes. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlying Stock during the term of the Notes.
♦	Contingent Repayment of Principal Depends Solely on the Closing Price of One Share of the Underlying Stock on the Final Valuation Date — If the closing price of one share of the Underlying Stock on the Final Valuation Date (i.e., the Final Price) is less than the Trigger Price, you will be fully exposed to any depreciation in the Underlying Stock. Because the Final Price will be determined based on the closing price on a single trading day near the end of the term of the Notes, the price of the Underlying Stock at the Maturity Date or at other times during the term of the Notes could be at a level above the Trigger Price. This difference could be particularly large if there is a significant decrease in the price of the Underlying Stock during the later portion of the term of the Notes or if there is significant volatility in the price of the Underlying Stock during the term of the Notes, especially on dates near the Final Valuation Date.
♦	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. UBS-1-I for additional information about these risks. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.
♦	Single Stock Risk — The price of the Underlying Stock can rise or fall sharply due to factors specific to the Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information regarding the Underlying Stock and its issuer, please see "The Underlying Stock" in this pricing supplement and the issuer's SEC filings referred to in that section. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Underlying Stock.
♦	Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
♦	No Dividend Payments or Voting Rights or Other Ownership Rights in the Underlying Stock — As a holder of the Notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Underlying Stock and the Notes.
♦	No Affiliation with the Underlying Stock Issuer — We are not affiliated with the issuer of the Underlying Stock. We have not independently verified the information about the Underlying Stock issuer contained in this pricing supplement or in product supplement no. UBS-1-I. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.
♦	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
♦	Anti-Dilution Protection Is Limited and May Be Discretionary — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the Underlying Stock that may be delivered for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the number of shares of the Underlying Stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.
♦	Hedging and Trading in the Underlying Stock — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Notes declines.
♦	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Notes.
♦	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.
♦	Potential JPMorgan Chase & Co. Impact on the Market Price of the Underlying Stock — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock or in futures, options or other derivative products on the Underlying Stock may adversely affect the market value of the Underlying Stock and, therefore, the market value of the Notes.
♦	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Notes will be impacted by a number of economic and market factors that may either offset or magnify each other and that are set out in more detail in product supplement no. UBS-1-I.

Hypothetical Examples and Return Table

Assumptions

The following examples and return table illustrate the payment at maturity under different hypothetical scenarios on an offering of Notes linked to the Underlying Stock assuming the following*:

Term:	12 months
Coupon Rate**:	15.25% per annum (or $0.2204 per monthly period)
Initial Price:	$17.34 per share
Trigger Price:	$11.27 (65% of the Initial Price)
Principal Amount:	$17.34 per Note (equal to the Initial Price)
Dividend yield on the Underlying Stock***:	0.00% during the term of the Notes (0.00% annual dividend yield)
*	The actual market value of one share of the Underlying Stock or the principal amount, as applicable, you may receive at maturity, and therefore the total return at maturity may be more or less than the amounts displayed in these hypothetical scenarios.
**	Coupon payments will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.
***	Hypothetical dividend yield holders of the hypothetical Underlying Stock might receive over the term of the Notes. Holders of the Notes will not receive any dividends that may be paid to owners of the Underlying Stock.

The examples below and the return table on the following page are purely hypothetical. These examples and return table are intended to illustrate (a) how the value of the payment at maturity on the Notes will depend on whether the Final Price of the Underlying Stock is below the specified Trigger Price and (b) how the total return on the Notes may be less than the total return on a direct investment in the Underlying Stock in certain scenarios.

Hypothetical Examples

Scenario #1: The Final Price of the Underlying Stock is not below the Trigger Price of $11.27.

Because the Final Price of the Underlying Stock is not below the Trigger Price of $11.27, we will pay you at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock is less than 15.25%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $17.34 (no change in the price of the Underlying Stock):

Payment at Maturity:	$17.34
Coupons:	$2.64 ($0.2204 × 12 = $2.64)
Total:	$19.98
Total Return on the Notes:	15.25%

In this example, the total return on the Notes is 15.25% while the total return on the Underlying Stock is 0.00%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $22.54 (an increase of 30%):

Payment at Maturity:	$17.34
Coupons:	$2.64 ($0.2204 × 12 = $2.64)
Total:	$19.98
Total Return on the Notes:	15.25%

In this example, the total return on the Notes is 15.25% while the total return on the Underlying Stock is 30.00%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $14.74 (a decline of 15%):

Payment at Maturity:	$17.34
Coupons:	$2.64 ($0.2204 × 12 = $2.64)
Total:	$19.98
Total Return on the Notes:	15.25%

In this example, the total return on the Notes is 15.25% while the total return on the Underlying Stock is a loss of 15.00%.

Scenario #2: The Final Price of the Underlying Stock is below the Trigger Price of $11.27.

Because the Final Price of the Underlying Stock is below the Trigger Price of $11.27 we will deliver to you at maturity one share of the Underlying Stock for every Note you hold. The value of shares received at maturity and the total return on the Notes at that time depends on the closing price of one share of the Underlying Stock on the Maturity Date.

If the closing price of one share of the Underlying Stock on the Maturity Date is $6.94 (a decline of 60%):

Value of Each Share Received:	$6.94
Coupons:	$2.64 ($0.2204 × 12 = $2.64)
Total:	$9.58
Total Return on the Notes:	-44.75%

In this example, the total return on the Notes is a loss of 44.75% while the total return on the Underlying Stock is a loss of 60.00%.

If the closing price of one share of the Underlying Stock on the Maturity Date is $9.54 (a decline of 45%):

Value of Each Share Received:	$9.54
Coupons:	$2.64 ($0.2204 × 12 = $2.64)
Total:	$12.18
Total Return on the Notes:	-29.75%

In this example, the total return on the Notes is a loss of 29.75% while the total return on the Underlying Stock is a loss of 45.00%.

The numbers appearing in these hypothetical examples have been rounded for ease of analysis.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Hypothetical Final Stock Price(3)	Stock Price Return(4)	Total Return on the Underlying Stock at Maturity(5)	Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)	Value of Payment at Maturity + Coupon Payments(8)	Total Return on the Notes at Maturity(7)(9)
$26.01	50.00%	50.00%	$19.98	15.25%	N/A	N/A
$25.14	45.00%	45.00%	$19.98	15.25%	N/A	N/A
$24.28	40.00%	40.00%	$19.98	15.25%	N/A	N/A
$23.41	35.00%	35.00%	$19.98	15.25%	N/A	N/A
$22.54	30.00%	30.00%	$19.98	15.25%	N/A	N/A
$21.68	25.00%	25.00%	$19.98	15.25%	N/A	N/A
$20.81	20.00%	20.00%	$19.98	15.25%	N/A	N/A
$19.94	15.00%	15.00%	$19.98	15.25%	N/A	N/A
$19.07	10.00%	10.00%	$19.98	15.25%	N/A	N/A
$18.21	5.00%	5.00%	$19.98	15.25%	N/A	N/A
$17.34	0.00%	0.00%	$19.98	15.25%	N/A	N/A
$16.47	-5.00%	-5.00%	$19.98	15.25%	N/A	N/A
$15.61	-10.00%	-10.00%	$19.98	15.25%	N/A	N/A
$14.74	-15.00%	-15.00%	$19.98	15.25%	N/A	N/A
$13.87	-20.00%	-20.00%	$19.98	15.25%	N/A	N/A
$13.01	-25.00%	-25.00%	$19.98	15.25%	N/A	N/A
$12.14	-30.00%	-30.00%	$19.98	15.25%	N/A	N/A
$11.27	-35.00%	-35.00%	$19.98	15.25%	N/A	N/A
$10.40	-40.00%	-40.00%	N/A	N/A	$13.05	-24.75%
$9.54	-45.00%	-45.00%	N/A	N/A	$12.18	-29.75%
$8.67	-50.00%	-50.00%	N/A	N/A	$11.31	-34.75%
$7.80	-55.00%	-55.00%	N/A	N/A	$10.45	-39.75%
$6.94	-60.00%	-60.00%	N/A	N/A	$9.58	-44.75%
$6.07	-65.00%	-65.00%	N/A	N/A	$8.71	-49.75%
$5.20	-70.00%	-70.00%	N/A	N/A	$7.85	-54.75%
(1)	A trigger event does not occur if the hypothetical Final Price of the Underlying Stock is not below the Trigger Price.
(2)	A trigger event occurs if the hypothetical Final Price of the Underlying Stock is below the Trigger Price.
(3)	If the hypothetical Final Price of the Underlying Stock is not below the Trigger Price, the hypothetical Final Stock Price represents the closing price of one share of the Underlying Stock as of the Final Valuation Date. If the hypothetical Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the hypothetical Final Stock Price represents the closing price of one share of the Underlying Stock as of the Final Valuation Date and the Maturity Date.
(4)	The stock price return is provided for illustrative purposes only. The actual stock price return may be below -70% and you therefore may lose up to 100% of your principal amount.
(5)	The total return on the Underlying Stock at maturity includes a 0.00% cash dividend payment.
(6)	Payment consists of the Principal Amount plus Coupon Payments of 15.25% per annum.
(7)	The total return on the Notes at maturity includes Coupon Payments of 15.25% per annum.
(8)	The actual value of payment consists of the market value of one share of the Underlying Stock, valued and delivered as of the Maturity Date, plus Coupon Payments of 15.25% per annum.
(9)	If a Trigger Event occurs, the total return on the Notes at maturity will be positive only in the event that the market price of the Underlying Stock on the Maturity Date is substantially greater than the Final Price of the Underlying Stock on the Final Valuation Date. Such an increase in price is not likely to occur.

The numbers appearing in these hypothetical examples have been rounded for ease of analysis.

Because the closing price of one share of the Underlying Stock may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of possible payment and total return on the Notes at maturity.

The hypothetical returns and hypothetical payments on the Notes shown above and on the previous page do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above and on the previous page would likely be lower.

The Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources, without independent verification. Set forth below is a table that provides the quarterly high and low closing prices of one share of the Underlying Stock. The information given below is for the second, third and fourth calendar quarters of 2007, the four calendar quarters in each of 2008, 2009, 2010 and 2011 and the first and second calendar quarters of 2012. Partial data is provided for the first quarter of 2007 and the third calendar quarter of 2012. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Aruba Networks, Inc.

According to its publicly available filings with the SEC, Aruba Networks, Inc., which we refer to as Aruba Networks, is a provider of distributed enterprise networks that securely connect local and remote users to corporate information technology resources. The common stock of Aruba Networks, par value $0.0001 per share (Bloomberg ticker: ARUN), is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Aruba Networks in the accompanying product supplement no. UBS-1-I. Aruba Networks' SEC file number is 001-33347.

Historical Information Regarding the Common Stock of Aruba Networks

The following table sets forth the quarterly high and low closing prices of one share of the common stock of Aruba Networks based on daily closing prices on the primary exchange for Aruba Networks, as reported by Bloomberg. The closing price of one share of the common stock of Aruba Networks on August 21, 2012 was $17.34. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of Aruba Networks has experienced significant fluctuations. The historical performance of the common stock of Aruba Networks should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Aruba Networks during the term of the Notes. We cannot give you assurance that the performance of the common stock of Aruba Networks will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Aruba Networks will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Aruba Networks.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Close
3/27/2007	*	3/31/2007		$14.67	$13.99	$14.67
4/1/2007		6/30/2007		$20.60	$13.47	$20.10
7/1/2007		9/30/2007		$23.78	$15.67	$20.00
10/1/2007		12/31/2007		$21.05	$12.92	$14.91
1/1/2008		3/31/2008		$14.97	$4.69	$5.21
4/1/2008		6/30/2008		$7.00	$4.69	$5.23
7/1/2008		9/30/2008		$6.55	$4.29	$5.13
10/1/2008		12/31/2008		$4.62	$1.95	$2.55
1/1/2009		3/31/2009		$3.21	$2.16	$3.14
4/1/2009		6/30/2009		$8.74	$3.29	$8.74
7/1/2009		9/30/2009		$9.48	$7.26	$8.84
10/1/2009		12/31/2009		$10.96	$7.59	$10.66
1/1/2010		3/31/2010		$13.66	$9.92	$13.66
4/1/2010		6/30/2010		$15.56	$10.80	$14.24
7/1/2010		9/30/2010		$22.24	$14.24	$21.34
10/1/2010		12/31/2010		$24.22	$19.22	$20.88
1/1/2011		3/31/2011		$34.63	$21.08	$33.84
4/1/2011		6/30/2011		$35.93	$23.58	$29.55
7/1/2011		9/30/2011		$31.00	$16.34	$20.91
10/1/2011		12/29/2011		$25.45	$17.58	$18.52
1/1/2012		3/31/2012		$24.65	$17.93	$22.28
4/1/2012		6/30/2012		$22.78	$12.59	$15.05
7/1/2012		8/21/2012	**	$17.45	$12.47	$17.34

*	The common stock of Aruba Networks commenced trading on March 27, 2007. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated for the first calendar quarter of 2007 are for the shortened period from March 27, 2007 through March 31, 2007.
**	As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 21, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the daily performance of the common stock of Aruba Networks from March 27, 2007 through August 21, 2012, based on information from Bloomberg, without independent verification. The dotted line represents the Trigger Price, equal to 65% of the closing price on August 21, 2012.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Supplemental Underwriting Information (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the Notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the Notes.

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-17 of the accompanying product supplement no. UBS-1-I.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.